Putnam Global Sector Annual 10/31/17

Note 7: Acquisition of Putnam Global Dividend Fund
On June 19, 2017, the fund issued 957,405, 66,486, 189,634,
10,835 and 181,528 class A, class B, class C, class M and class
Y shares, respectively, for 1,060,420, 72,556, 206,759, 12,026 and 201,617 class A, class B, class C, class M and class Y shares of Putnam Global Dividend Fund to acquire that funds net assets in a tax free exchange approved by the funds Board of Trustees. The purpose of the transaction was to combine two Putnam funds that provided investment exposure to similar types of securities through their respective investment strategies. At June 16, 2017, the investment portfolio of Putnam Global
Dividend Fund was a fair value of no monies and an identified cost of no monies. The net assets of the fund and Putnam Global Dividend Fund on June 16, 2017, were $10,098,937 and $16,013,650, respectively. On June 16, 2017, Putnam Global Dividend Fund had distributions in excess of net investment income of $124,529, accumulated net realized (loss) of $131,493 and unrealized (depreciation) of no monies. The aggregate net assets of the fund immediately following the acquisition were $26,112,587.


Assuming the acquisition had been completed on November 1, 2016, the funds pro forma results of operations for the reporting period are as follows:

Net investment Income $239,977
Net gain on investments $3,251,450
Net increase in net assets resulting from operations $3,491,427

Because the combined investment portfolios have been managed as a single portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Putnam Global Dividend Fund that have been included in the funds Statement of operations for the current fiscal period.